Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-188309-01
December 8, 2014

PRICING INFORMATION
OKLAHOMA GAS AND ELECTRIC
$250,000,000 4.000% Senior Notes, Series Due December 15, 2044

Issuer:	Oklahoma Gas and Electric
Ratings (Moody's / S&P / Fitch)*	A1 (Stable) / A- (Stable) / A+ (Stable)
Principal Amount:	$250,000,000
Collateral Type:	Senior Unsecured Notes
Type:	SEC Registered
Trade Date:	December 8, 2014
Settlement Date (T+3):	December 11, 2014
Maturity:	December 15, 2044
Interest Payment Dates:	Semi-annual payments on June 15 and December 15 of each year, beginning June 15, 2015
Make Whole Call:	T+20 bps (at any time before June 15, 2044)
Par Call:	At any time on or after June 15, 2044
Benchmark Treasury:	3.125% due August 15, 2044
Benchmark Treasury Yield:	2.904%
Reoffer Spread:	T+120 bps
Reoffer Yield:	4.104%
Coupon:	4.000%
Price to Public:	98.214%
CUSIP:	678858BQ3
ISIN:	US678858BQ39
Joint Book-Running Managers:	J.P. Morgan Securities LLC
RBS Securities Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-managers:	BOSC, Inc.
Deutsche Bank Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, RBS Securities Inc. at (866) 884-2071, U.S. Bancorp Investments, Inc. at (877) 558-2607 or Wells Fargo Securities, LLC at (800) 645-3751.